SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 5)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company)
CYPRESS BIOSCIENCE, INC.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
232674507
(CUSIP Number of Class of Securities)

Jay D. Kranzler M.D., Ph.D.
Chief Executive Officer
Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121
(858) 452-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Frederick T. Muto, Esq.
Barbara L. Borden, Esq.
David A. Lipkin, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contracts, Transactions and Agreements
Item 4. The Solicitation or Recommendation
Item 5. Persons/Assets, Retained, Employed, Compensated or Used
SIGNATURE

     This Amendment No. 5 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended) previously filed by Cypress Bioscience, Inc., a Delaware corporation (“Cypress”), with the Securities and Exchange Commission (the “SEC”) on September 28, 2010, as amended by Amendment No. 1 to Schedule 14D-9 previously filed by Cypress with the SEC on October 4, 2010, Amendment No. 2 to Schedule 14D-9 previously filed by Cypress with the SEC on October 14, 2010, Amendment No. 3 to Schedule 14D-9 previously filed by Cypress with the SEC on December 21, 2010, and Amendment No. 4 to Schedule 14D-9 previously filed by Cypress with the SEC on December 29, 2010, relating to the tender offer by Ramius V&O Acquisition LLC, a Delaware limited liability company which is owned by Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company, Royalty Pharma US Partners 2008, LP, a Delaware limited partnership, Royalty Pharma US Partners, LP, a Delaware limited partnership, and RP Investment Corp., a Delaware corporation, and certain of their affiliates, including Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC, C4S & Co., L.L.C., Royalty Pharma Cayman Partners, LP, Royalty Pharma Cayman Partners 2008, L.P., Pharmaceutical Investors, LP, Pharma Management, LLC and RP Management, LLC, to purchase all the issued and outstanding shares of Cypress’ common stock, $0.001 par value per share, together with the associated preferred stock purchase rights for $6.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2010, as amended by Amendment No. 1 to Schedule TO on September 20, 2010, Amendment No. 2 to Schedule TO on September 21, 2010, Amendment No. 3 to Schedule TO on September 30, 2010, Amendment No. 4 to Schedule TO on October 12, 2010, Amendment No. 5 to Schedule TO on October 14, 2010, Amendment No. 6 to Schedule TO on November 3, 2010, Amendment No. 7 to Schedule TO on December 10, 2010, Amendment No. 8 to Schedule TO on December 14, 2010, Amendment No. 9 to Schedule TO on December 15, 2010, Amendment No. 10 to Schedule TO on December 20, 2010, and by Amendment No. 11 to Schedule TO on December 21, 2010, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 3. Past Contracts, Transactions and Agreements.
     A new paragraph is hereby added after the third paragraph in the section titled “Arrangements between Cypress and its Executive Officers, Directors and Affiliates” as follows:
     “None of the executive officers or senior management of Cypress has had any discussions with Ramius or Royalty Pharma about continued employment following consummation of the Transactions and all of the executive officers and senior management expect their employment to be terminated following the consummation.”
Item 4. The Solicitation or Recommendation.
     The 14th paragraph under the section titled “Background of the Offer” is hereby amended and restated to read as follows:
     “During an executive session of the board meeting on July 30, 2010, at which Dr. Kranzler was not present, the board of directors approved the engagement of Jefferies and Perella Weinberg and engaged in an extensive discussion of the Original Ramius Group’s proposal and alternatives available to Cypress. The board of directors authorized the retention of Jefferies because, among other reasons, of its industry expertise and knowledge of Cypress and authorized the retention of Perella Weinberg because, among other reasons, of its expertise in defending against hostile takeovers. With regard to Jefferies’ knowledge of Cypress, Jefferies participated in the underwriting syndicate for Cypress’ secondary offering in 2007 and received standard underwriting fees in connection therewith, and more recently Jefferies provided financial advisory services to Cypress in connection with a strategic transaction that was not consummated, for which Jefferies was not compensated. The board of directors also consolidated its finance and strategic committees with the resulting committee being comprised of Daniel Petree, Jean-Pierre Millon, Dr. Tina Nova and Dr. Kranzler. Finally, the board of directors reviewed the conflict of interest allegations made by the Original Ramius Group in its July Proposal and concluded that Dr. Kranzler had no conflict of interest in the BioLineRx transaction. Dr. Kranzler confirmed to the board that he has no financial interest in BioLineRx and his only prior involvement with BioLineRx was as a consultant for an investor in BioLineRx a number of years earlier. Following conclusion of the executive session, the board of directors directed its financial advisors to schedule a meeting with the Original Ramius Group to seek additional information about its proposal, including confirmation that the Original Ramius Group was seeking to acquire Cypress rather than simply seeking to have Cypress commence a sale process.”
     The 16th paragraph under the section titled “Background of the Offer” is hereby amended and restated to read as follows:
     “On August 4, 2010, a representative from Jefferies and a representative from Perella Weinberg met with representatives from the Original Ramius Group. At that meeting, a number of topics were discussed, including: (i) how the Original Ramius Group arrived at a $4.00 price per share and whether such price was best and final; (ii) the type of due diligence and time that the Original Ramius Group would require to complete its proposed transaction; (iii) the potential for the Original Ramius Group to require third party financing for its proposed transaction; (iv) the Original Ramius Group’s contention that Cypress should establish a special committee of the board of directors to evaluate the Original Ramius Group’s proposal and explore other alternatives; and (v) Cypress’ recent announcement with Forest regarding the discontinuation of the Savella co-promote. In that meeting, the Original Ramius Group representatives confirmed that the Original Ramius Group intended to pursue an acquisition of Cypress and was not simply seeking to have Cypress commence a sale process. The Original Ramius Group also expressed dissatisfaction with Cypress’ management team and with its current strategic plan.”
     A new paragraph is hereby added after the 20th paragraph under the section titled “Background of the Offer” as follows:
     “The board of directors did not elect to form a special committee because the board of directors is comprised of six independent directors and the chief executive officer and none of the directors had any conflict of interest with respect to the tender offer by the Original Ramius Group or any of the other acquisition proposals considered by the board of directors.”
     The 43rd paragraph under the section titled “Background of the Offer” is hereby amended and restated to read as follows:
     “As part of the strategic review process, the financial advisors contacted 61 potential financial or strategic partners and 10 parties signed confidentiality agreements and conducted initial due diligence on Cypress and its assets. Between September 28, 2010 and December 9, 2010, Cypress received financing proposals from several parties interested in providing Cypress with capital to fund a potential share repurchase or a special cash dividend payment to stockholders and also received proposals to acquire Cypress from Ramius and two additional parties (“Company A” and “Company B”), both of which were strategic buyers.”
     The first three paragraphs under the section entitled “Financial Projections” are hereby amended and restated to read as follows:
     “Cypress management prepares projections of its expected revenue from Savella royalties as part of its ongoing management of the business. As part of its review of strategic alternatives, and the resulting sale of its co-promotion rights to Forest Laboratories in August 2010, Cypress updated its projections for the Savella royalty and created “base case” and “downside case” projections. The “base case” projections were provided to Ramius, Royalty Pharma and other parties who had access to the data room during the process for due diligence. The “base case” and “downside case” projections were provided to Jefferies for its review and analysis in connection with its opinion, and used by the board of directors of Cypress in connection with its review of strategic alternatives. The primary differences in assumptions used in the “base case” compared to the “downside case” projections are the assumed rate of growth and the higher peak sales of Savella in the “base case” and a probability adjustment in the “base case” and “downside case” for the years Savella royalty will be payable to reflect different exclusivity period scenarios. Projections for the years 2020 through 2023 are not presented because the board of directors of Cypress did not consider the projections for those years to be material in connection with its review of strategic alternatives and because Jefferies did not utilize the projections for those years in connection with its analyses. Cypress does not have any right to promote Savella and depends on Forest Laboratories to generate Savella products sales that result in royalty revenue to Cypress. While Cypress management uses the best publicly available information it has on Savella sales to make these projections, the revenue projections are subject to substantial risks and uncertainties that could cause the actual Savella sales and royalty revenue to differ materially from the projected results, including important factors under “Risk Factors” in Cypress’ Annual Report on Form 10-K for the year ended December 31, 2009, and Cypress’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in Cypress’ Form 10-K for the year ended December 31, 2009, and Cypress’ Form 10-Q for the quarter ended September 30, 2010.”
     The “base case” projections for Savella included the following estimates of Cypress’s future revenue streams from Savella:

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
Total Revenue Stream	$23	$32	$39	$46	$51	$51	$36	$36	$36
Less Taxes @35%	(8)	(11)	(14)	(16)	(18)	(18)	(12)	(12)	(12)
Total Free	$15	$21	$25	$30	$33	$33	$23	$23	$23
Cash Flow
All figures expressed are in millions. Total free cash flow is the total revenue from the Savella royalty less the federal income taxes payable by Cypress with respect to this royalty revenue.
     The “downside case” projections for Savella included the following estimates of Cypress’s future revenue streams from Savella:

	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
Total Revenue Stream	$18	$20	$23	$24	$26	$26	$18	$18	$18

Less Taxes @35%	(6)	(7)	(8)	(8)	(9)	(9)	(6)	(6)	(6)

Total Free Cash Flow	$12	$13	$15	$16	$17	$17	$12	$12	$12
All figures expressed are in millions. Total free cash flow is the total revenue from the Savella royalty less the federal income taxes payable by Cypress with respect to this royalty revenue.”
     The first four paragraphs under the heading “Liquid Assets with Pipeline” under the section titled “Opinion of Cypress’ Financial Advisor” are hereby amended and restated to read as follows:
     “Jefferies performed a valuation analysis of Cypress on a “sum of the parts” basis for the Liquid Assets with Pipeline as the sum of the estimated value of the Liquid Assets, calculated as summarized above using both the Savella Downside Case and the Savella Base Case, plus the estimated value of Cypress’ three pipeline products (CYP-1020, Staccato Nicotine and Carbetocin), the estimated value of Cypress’ NOLs and other tax attributes (the total value of which ranged from $42 million to $45 million for the Savella Downside Case and $49 million to $51 million for the Savella Base Case, treating Cypress on a consolidated basis), and the estimated value of Cypress’ unallocated corporate expenses (the total value of which ranged from ($47 million) to ($53 million) for both the Savella Downside Case and the Savella Base Case and included general and administrative expenses and unallocated research and development costs). For purposes of this analysis, Cypress’ three pipeline products were separately valued using a discounted cash flow analysis as described below, in each case using financial forecasts and estimates prepared by Cypress’ management, Cypress’ NOLs and other tax attributes (treating Cypress on a consolidated basis) were valued on a present value basis for each of the Savella Downside Case and the Savella Base Case using discount rates ranging from 14.0% to 16.0%, and Cypress’ estimated unallocated corporate expenses were based on Cypress management estimates.
     Jefferies performed a discounted cash flow analysis of CYP-1020 to calculate the estimated present value of the standalone unlevered, after tax free cash flows that CYP-1020 could generate during fiscal years 2011 through 2023 based on probability weighted forecasts prepared by the management of Cypress. These forecasts assumed no terminal value for CYP-1020, and the present value of the estimated cash flows was calculated using discount rates ranging from 20.0% to 25.0%. Based upon the foregoing, this analysis indicated a range of implied aggregate values for CYP-1020 of approximately $41 million to $82 million.
     Jefferies performed a discounted cash flow analysis of Staccato Nicotine to calculate the estimated present value of the standalone unlevered, after tax free cash flows that Staccato Nicotine could generate during fiscal years 2011 through 2023 based on probability weighted forecasts prepared by the management of Cypress. Implied terminal values were derived by applying to Staccato Nicotine’s calendar year 2023 unlevered free cash flow a perpetuity growth rate of (20%), and the present values of the estimated cash flows and terminal value were calculated using discount rates ranging from 20.0% to 25.0%. Based upon the foregoing, this analysis indicated a range of implied aggregate values for Staccato Nicotine of approximately $25 million to $43 million.
     Jefferies performed a discounted cash flow analysis of Carbetocin to calculate the estimated present value of the standalone unlevered, after tax free cash flows that Carbetocin could generate during fiscal years 2011 through 2023 based on probability weighted forecasts prepared by the management of Cypress. Implied terminal values were derived by applying to Carbetocin’s calendar year 2023 unlevered free cash flow a perpetuity growth rate of 0%, and the present values of the estimated cash flows and terminal value were calculated using discount rates ranging from 20.0% to 25.0%. Based upon the foregoing, this analysis indicated a range of implied aggregate values for Carbetocin of approximately $2 million to $18 million.”

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
The first three paragraphs of Item 5 are hereby amended and restated to read as follows:
     “Cypress has engaged Jefferies and Perella Weinberg to act as financial advisors to Cypress in connection with, among other things, the Transactions. The discussion pertaining to the retention of Jefferies and Perella by Cypress included above in Item 4 is hereby incorporated by reference in this Item 5.
     Under the terms of Jefferies engagement, Cypress has agreed to pay Jefferies customary fees for its financial advisory services in connection with its engagement, including a fee that was payable upon delivery of its opinion, quarterly advisory fees that are payable whether or not the Offer is completed, and a fee that would be payable upon consummation of the Transactions, which fees, in the aggregate, are estimated to be approximately $2.5 million, of which approximately $1 million is contingent upon the completion of the Transactions. Cypress has also agreed to reimburse Jefferies for expenses incurred and to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.
     Under the terms of Perella Weinberg’s engagement, Cypress has agreed to pay Perella Weinberg advisory fees totaling $1.5 million, none of which is contingent upon the completion of the Transactions. Cypress has also agreed to reimburse Perella Weinberg for expenses incurred and to indemnify Perella Weinberg against liabilities arising out of or in connection with the services rendered and to be rendered by Perella Weinberg under its engagement. Perella Weinberg has not provided any other services to Cypress during the past five years.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CYPRESS BIOSCIENCE, INC.

By: Name:	/s/ Jay D. Kranzler Jay D. Kranzler, M.D., Ph.D.
Title:	Chairman of the Board of Directors
and Chief Executive Officer
Dated: December 30, 2010